SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    ______

                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                     ADT LIMITED
                 (Exact name of registrant as specified in its charter)

                 BERMUDA                             Not applicable
     (Jurisdiction of incorporation         (IRS Employer Identification No.)
            or organization)

                   Cedar House
                41 Cedar Avenue
              Hamilton HM12, Bermuda                           Not applicable
   (Address of principal executive offices)*                      (Zip Code)

                * The executive offices of the subsidiary of registrant which supervises registrant's North American activities are at One Boca Place, 2255 Glades Road, Boca Raton, Florida 33431-0835. The telephone number there is (561) 997-8406.

       Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class     Name of each exchange on which
           to be so registered     each class is to be registered

             Series A First          New York Stock Exchange
             Preference Share        London Stock Exchange
             Purchase Rights

       Securities to be registered pursuant to Section 12(g) of the Act:
                                     None
                               (Title of Class)



               Item 1.   Description of Registrant's Securities to be
Registered.

               On November 4, 1996, the Board of Directors of ADT Limited (the "Company") declared a distribution of one Series A first preference share purchase right (a "Right") for each outstanding common share of nominal value $0.10 each (a "Common Share"), of the Company payable to holders of record as of the close of business on November 15, 1996 (the "Record Date").

               Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Shares, and the registered holders of the Common Shares will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Shares as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Shares. The "Distribution Date" means the earlier of (i) the 10th day (or such later day as may be designated by a majority of the Continuing Directors (as hereinafter defined)) after the date (the "Share Acquisition Date") of the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary) has acquired beneficial ownership of 15% or more of the Common Shares issued and outstanding (an "Acquiring Person") and
(ii) the 10th business day (or such later day as may be designated by a majority of the Continuing Directors) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person; provided that an Acquiring Person shall not include any existing shareholder (a "Grandfathered Person") who, together with all affiliates and associates, beneficially owns 15% or more of the Common Shares issued and outstanding as at 5 p.m. (Eastern Standard Time) on November 4, 1996, unless such Grandfathered Person thereafter increases its percentage of beneficial ownership of Common Shares. If the percentage of Common Shares beneficially owned by a Grandfathered Person, together with all affiliates and associates, decreases (whether by sale, transfer or other disposition of Common Shares or due to the dilution of interest as a result of the issuance of additional Common Shares), the Grandfathered Person shall become an Acquiring Person if it thereafter increases its percentage of beneficial ownership of Common Shares; provided that a Grandfathered Person who becomes the beneficial owner of less than 15% of the Common Shares shall cease to be a Grandfathered Person.

               Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, each Right will be exercisable to purchase, for $90 (the "Purchase Price"), one-hundredth of a Series A First Preference Share of nominal value $1.00 each (a "Preference Share"). No fractions of the Company's shares will be issued and any fractional shares will be aggregated and paid in cash. The terms and conditions of the Rights are set forth in a Rights Agreement dated as of November 6, 1996 between the Company and Citibank, N.A., New York branch, as Rights Agent (the "Rights Agreement"), a copy of which is attached as an exhibit hereto and the description thereof is qualified in its entirety by reference thereto.

               If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of Common Shares having a market value of twice the Purchase Price.

               If, after any person has become an Acquiring Person, (1) the Company is involved in an amalgamation or other business combination in which the Company is not a surviving corporation or its Common Shares are exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of common shares of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

               The Board of Directors may redeem all of the Rights at a price of $.01 per Right at any time prior to the close of business on the 10th day after the Share Acquisition Date (or such later date as may be designated by a majority of the Continuing Directors). After any person has become an Acquiring Person or after the commencement of a proxy or consent solicitation by a person who intends to take or may consider taking such actions as to become an Acquiring Person, the Rights may be redeemed only with the approval of a majority of the Continuing Directors.

               "Continuing Director" means any member of the Board of Directors who was a member of the Board prior to the time an Acquiring Person becomes such or any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, an affiliate or associate of an Acquiring Person or any representative or nominee of the foregoing.

               The Rights will expire on November 14, 2005, unless earlier redeemed.

               Prior to the Distribution Date, the Rights Agreement may be amended in any respect. After the Distribution Date, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons). After any person has become an Acquiring Person, the Rights Agreement may be amended only with the approval of a majority of the Continuing Directors.

               Rights holders have no rights as shareholders of the Company, including the right to vote and to receive dividends.

               The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

               As of November 5, 1996 there were 141,119,159 Common Shares outstanding and 55,018,927 shares reserved for issuance pursuant to outstanding obligations of the Company. Each outstanding Common Share on the Record Date will receive one Right. Common Shares issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all Common Shares outstanding prior to the Distribution Date will have Rights attached. 2,500,000 Preference Shares have been reserved for issuance upon exercise of the Rights.

               The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any amalgamation or other business combination approved by the Board of Directors (under some circumstances, with the concurrence of the Continuing Directors) since the Rights may be redeemed by the Company as described above.

               While the dividend of the Rights will not be taxable to shareholders in the United States or to the Company, shareholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

               Item 2.   Exhibits

               1 and 2. Form of Rights Agreement dated as of November 6, 1996 between ADT Limited and Citibank, N.A., New York branch, as Rights Agent, which includes as Exhibit B thereto the form of Right Certificate.



                                   SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.


                                       ADT LIMITED


                                       By:  /s/ Stephen J. Ruzika
                                          Name: Stephen J. Ruzika
                                          Title: Chief Financial Officer,
Executive
                                              Vice President and Director


                                       Dated: November 12, 1996